The Fund held its annual meeting of shareholders on December 19, 2011. Common/Preferred shareholders voted as indicated below:



								Withheld
					Affirmative		Authority


Election of Bradford K. Gallagher
Class III to serve until 2014		  6,872,753 		 415,679

Re-election of John C. Maney+
Class III to serve until 2014             6,988,462              299,970

Election of Deborah A. DeCotis
Class II to serve until 2013		  6,877,440 		 410,992

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, James A. Jacobson++, Hans W. Kertess++, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Funds.
_____________________________________
++ Preferred Shares Trustee
+ Interested Trustee